UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

SRI/SURGICAL EXPRESS, INC.

(Exact name of registrant as specified in its charter)

Florida

(State of incorporation or organization)

59-3252632

(I.R.S. Employer Identification no.)

12425 Race Track Road

Tampa, Florida 33626

(Address of principal executive offices)

If this form relates to the registration of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.  ☒

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.  ☐

Securities Act registration statement file number to which this form relates:  Not Applicable (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered

Rights to Purchase Series A Junior Participating Preferred Stock	The NASDAQ Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

SRI/SURGICAL EXPRESS, INC.

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.	Description of Registrant’s Securities to be Registered.

On November 5, 2010, the Board of Directors of SRI/Surgical Express, Inc., a Florida corporation (the “Company”), authorized and declared a dividend distribution of one right (a “Right”) for each outstanding share of common stock, par value $0.001 per share, of the Company (the “Common Stock”) to stockholders of record at the close of business on November 5, 2010 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-thousandth of a share (a “Unit”) of Series A Junior Participating Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) at a Purchase Price of $15.00 per Unit, subject to adjustment. The Series A Preferred Stock is established pursuant to Second Articles of Amendment to Restated Articles of Incorporation (the “Articles of Amendment”), which are being filed by the Company with the Department of State of the State of Florida on November 5, 2010. A copy of the Articles of Amendment is attached as Exhibit 3.1 to the Company’s Current Report on Form 8-K, filed on November 5, 2010, and is incorporated herein by reference.

The following is a summary description of the Rights. This summary is intended to provide a general description only and is subject to the detailed terms and conditions of the Rights Agreement, dated as of November 5, 2010, between the Company and Registrar and Transfer Company, as rights agent (the “Rights Agent”), a copy of which is attached as Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed on November 5, 2010, and is incorporated herein by reference (the “Rights Agreement”).

Initially, the Rights will be attached to all shares of Common Stock then outstanding, and no separate Rights Certificates (as defined in the Rights Agreement) will be distributed. Subject to certain exceptions specified in the Rights Agreement, the Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock (the “Stock Acquisition Date”), other than as a result of repurchases of stock by the Company or acquisitions by certain Exempt Persons (as defined below) or (ii) 10 business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. An “Exempt Person” means each person that beneficially owns on the date on which the Company has filed a Current Report on Form 8-K that contains the Rights Agreement as an exhibit (the “Rights Announcement Date”) a number of shares of Common Stock representing more than 15% of the outstanding shares of Common Stock, except that each such person will be considered an Exempt Person only if and so long as the shares of Common Stock beneficially owned by such person do not exceed (A) the number of shares which are beneficially owned by such person on the Rights Announcement Date, plus (B) any additional shares of Common Stock representing not more than (1) if such person is an institution not seeking to control or influence the Company, 3% of the shares of Common Stock then outstanding (except that if such person owns more than 19% of the Common Stock then outstanding on the Rights Announcement Date, such person will be considered an Exempt Person only if and so long as the shares of Common Stock beneficially owned by such person do not exceed the number of shares which are beneficially owned by such person on the Rights Announcement Date plus 1% of the Common Stock then outstanding), or (2) if otherwise, 1% of the shares of Common Stock then outstanding (provided that a person will cease to be an Exempt Person immediately at such time as such person ceases to be the beneficial owner of more than 15% of the shares of Common Stock then outstanding).

Until the Distribution Date, (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. Pursuant to the Rights Agreement, the Company reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of Rights, a number of Rights be exercised so that only whole shares of Preferred Stock will be issued.

The Rights are not exercisable until the Distribution Date and will expire at 5:00 P.M. (Tampa time) on November 5, 2012 (the “Final Expiration Date”), unless the Rights Agreement is earlier terminated or such date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.

In the event that a person becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value (as determined pursuant to the Rights Agreement) equal to two times the exercise price of the Right. Notwithstanding any of the foregoing, following the occurrence of the event described in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

In the event that a person becomes an Acquiring Person and (i) the Company engages in a merger or other business combination transaction in which the Company is not the surviving corporation, (ii) the Company engages in a merger or other business combination transaction in which the Company is the surviving corporation and the Common Stock of the Company is changed or exchanged, or (iii) 50% or more of the Company’s assets, cash flow or earning power is sold or transferred, each holder of a Right (except Rights which have previously been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the preceding paragraph are referred to as the “Triggering Events.”

At any time after a person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board may exchange the Rights (other than Rights owned by such person or group which have become null and void), in whole or in part, for Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment). If an insufficient number of shares of Common Stock are available for such exchange despite the Company’s good faith efforts to authorize additional shares of Common Stock, the Company will substitute a number of shares of Preferred Stock or a fraction thereof for each share of Common Stock that would otherwise be issuable.

The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or

(iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

At any time prior to the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) or amend the Rights Agreement to change the Final Expiration Date to another date, including without limitation an earlier date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

Until a Right is exercised, the holder thereof, as such, will have no separate rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends in respect of the Rights. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company or in the event of the redemption of the Rights as set forth above.

Any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company prior to the Stock Acquisition Date. After the Stock Acquisition Date, the provisions of the Rights Agreement may only be amended by the Board in order to cure any ambiguity, to correct any defect or inconsistency or to make changes which do not adversely affect the interests of holders of Rights.

A copy of the Rights Agreement is available free of charge from the Company. This description of the Rights Agreement and the Rights does not purport to be complete and is qualified by reference to the Rights Agreement.

Item 2.	Exhibits.

The following exhibits are filed as a part of this Registration Statement:

Exhibit No.	Description

3.1	Second Articles of Amendment to Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 5, 2010).

3.2	Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by the Company on May 15, 1996).

Exhibit No.	Description

3.3	Articles of Amendment to Restated Articles of Incorporation, dated as of August 31, 1998, of the Company (for Series A Preferred Stock) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on September 9, 1998).

3.4	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K for the 2006 year filed by the Company on March 23, 2007).

4.1	Rights Agreement, dated as of November 5, 2010, between the Company and Registrar and Transfer Company, as rights agent, which includes as Exhibit B the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on November 5, 2010).

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 5, 2010	SRI/SURGICAL EXPRESS, INC.

	By:	/s/ Mark R. Faris
	Name:	Mark R. Faris
	Title:	Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

3.1	Second Articles of Amendment to Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed by the Company on November 5, 2010).

3.2	Restated Articles of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 filed by the Company on May 15, 1996).

3.3	Articles of Amendment to Restated Articles of Incorporation, dated as of August 31, 1998, of the Company (for Series A Preferred Stock) (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on September 9, 1998).

3.4	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.3 to the Annual Report on Form 10-K for the 2006 year filed by the Company on March 23, 2007).

4.1	Rights Agreement, dated as of November 5, 2010, between the Company and Registrar and Transfer Company, as rights agent, which includes as Exhibit B the Form of Rights Certificate (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Company on November 5, 2010).